VIA EDGAR AND FACSIMILE (202-772-9210)

Mark Kronforst

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Pegasystems Inc.

Response to Comment Letter dated October 31, 2008

Form 10-K for Fiscal Year Ended December 31, 2007

Filed March 10, 2008

Definitive Proxy Statement on Schedule 14A

Filed April 4, 2008

File No. 001-11859

Dear Mr. Kronforst:

On behalf of Pegasystems Inc. (the “Company”), I am responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated October 31, 2008 (the “Comment Letter”) to Mr. Alan Trefler, Chief Executive Officer of the Company, with respect to the Company’s Annual Report on Form 10-K, which was filed with the Commission on March 10, 2008 (the “Form 10-K”) and the Company’s Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”), which was filed with the Commission on April 4, 2008. Hard copies of this letter are also being delivered under separate cover to Jennifer Fugario, Mark Shannon, Katherine Wary and David Orlic of the Commission.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 1. Business

Competition, page 7

1.	You have identified the principal competitive factors affecting the market in which you operate but have not disclosed whether Pegasystems has a competitive advantage or disadvantage with respect to any such factors. In future filings please expand your disclosure to discuss any material positive and negative factors pertaining to your competitive position. See Item l01(c)(1)(x) of Regulation S-K.

After consideration of the Commission’s comments, the Company believes that its disclosure in the Form 10-K regarding competitive factors affecting the Company’s market can be further detailed to describe whether the Company has a competitive

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November 26, 2008

advantage or disadvantage with regard to these factors. The Company will include additional disclosure in its future filings with the Commission consistent with this response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 19

2.	The overview of Management’s Discussion and Analysis should briefly describe material opportunities, challenges and risks, such as those presented by known material trends, commitments and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the steps you are taking to address them. Please see Section III.A of SEC Release 33-8350. For example, we note your disclosure in the risk factors section of your Form 10-K regarding the impact the recent credit market turmoil could have on your sales to financial services customers, as well as the potential effect on demand for your products that could result from rapid changes or consolidation in the financial services or healthcare markets. Please provide additional information about the impact of such developments, to the extent material, for both the historical periods covered by the report as well as on a forward-looking basis in light of the information currently known by you, as well as any actions being taken to address such developments. Please tell us what consideration you gave to including a discussion of this type in your Form 10-K. In addition, please confirm that you will expand your Management’s Discussion and Analysis in future filings to provide such an executive level overview.

The Company believes that it provides timely and up to date disclosures related to material opportunities, challenges and risks, such as those presented by known material trends, commitments and uncertainties, if relevant and material to the Company. The Company has consistently updated its risk factor disclosures in each of its three reports on Form 10-Q subsequent to the filing of the Form 10-K to reflect known trends and uncertainties including specific disclosures related to the recent credit market turmoil and its effects. Additionally, the Company included a paragraph at the end of the Business Overview section of its Management’s Discussion and Analysis on page 14 of its Form 10-Q for the period ended September 30, 2008, in which the Company states that the recent economic crisis did not have a material impact on its sales and accounts receivable allowances related to its financial services and insurance customers that as a group represent a significant amount of its revenues and receivables. However, in future filings, the Company will enhance its Management’s Discussion and Analysis disclosures to provide a more detailed executive level overview of material trends, commitments and uncertainties.

Securities and Exchange Commission

November 26, 2008

Results of Operations

2007 Compared to 2006

Revenue, page 24

3.	Management’s Discussion and Analysis should provide an analysis of known material trends, explaining the underlying reasons for such trends, if known, so that readers can see the business through the eyes of management and ascertain the likelihood that past performance is indicative of future performance. In this regard, we note the following disclosures in your filing:

•

The $35.9 million increase in revenue from fiscal 2006 to fiscal 2007 attributable to “an increase in the overall demand for [y]our software, related professional services, and maintenance,” page 24, and

•

The $26.3 million increase in professional services and training revenue from fiscal 2005 to fiscal 2006 primarily attributable to “an increase in demand from [y]our customers for professional services,” page 28.

Please tell us what consideration you gave to describing the reasons underlying the increases in demand to which you attribute the above-referenced revenue increases. Please see Section IlI.B.4 of SEC Release 33-8350.

After consideration of the Commission’s comments, the Company believes that its disclosure in the Form 10-K regarding underlying reasons for the period-to-period fluctuation of revenue could be further detailed. In this regard, the Company included additional disclosures on page 15 of its Form 10-Q for the period ended September 30, 2008 to explain that the increase in overall revenue was also due to our leadership position in the growing Business Process Management (“BPM”) market. The Company believes that the underlying reasons for all other period-to-period line item fluctuations have been explained in sufficient detail in the Form 10-K. The Company will include additional disclosure in its future filings with the Commission consistent with this response.

4.	We note your disclosure that in fiscal 2007, the number and average value of perpetual license signings increased while for term licenses, the number of signings decreased, but the average value increased. We also note your risk factor on page 9 that indicates your business strategy is focused on entering into smaller initial licenses with new customers with the goal of increased follow-on sales. Please tell us what consideration you gave to quantifying the number of license signings by product type, average value per license signing by product type, and the number of follow-on sales generated as key indicators of your financial condition and operating performance pursuant to Section III.B.1 of SEC Release 33-8350.

Securities and Exchange Commission

November 26, 2008

The Company sells a comprehensive rules-based BPM software suite, which is its sole product. The pricing of software license arrangements differs from customer to customer because the needs of each customer are unique and diverse. Examples of these pricing scenarios include: software license priced by the number of invocations, by regular and/or occasional users, by number of active credit card accounts, by number of covered lives, and by geographic region or country. Based on these diverse pricing scenarios, the Company believes that disclosure of a simple average value of license is not meaningful to the investor without extensive additional detailed disclosure. Such extensive additional disclosure combined with other existing disclosures would divulge excessive proprietary information and cause competitive harm to the Company. Consequently, due to the above disclosure constraints, the Company believes its current disclosures sufficiently address the requirements of Section III.B.1 of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Note 1. Significant Accounting Policies

(e) Revenue Recognition

Software License Revenues, page 45

5.	You indicate that you recognize term license revenue as payments become due, or earlier if prepaid, as a result of certain contract provisions. Please tell us more about the nature of these contract provisions. As part of your response, please explain to us whether your term and perpetual licenses differ in this regard.

The Company enters into term and perpetual software license agreements that contain extended payment terms resulting in a fee that is not fixed or determinable. Accordingly, the Company recognizes payments under these agreements as they become due (See paragraph 29 of SOP 97-2) or, in some occasions, earlier if prepaid (See TPA 5100.41).

In future filings the Company will expand its disclosures to describe in more detail and consistent with this response, its revenue recognition policy for agreements with extended payment terms.

Item 9A. Controls and Procedures

(b) Management’s Report on Internal Control over Financial Reporting, page 70

6.	You disclose in your Form 10-K that management identified a material weakness in internal control over financial reporting as of December 31, 2007. Your Forms 10-Q

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November 26, 2008

for the quarters ended March 31, 2008, and June 30, 2008, respectively, state that this material weakness had not been remediated as of the end of the applicable period and disclose the measures that you implemented during the applicable quarter to improve your internal control over financial reporting. In future filings, when you refer to remediation of material weaknesses, please provide an estimated timetable for remediation and any associated material costs.

The Company discloses under item 4(b) in its Form 10-Q for the periods ended June 30, 2008 and September 30, 2008 that “... this material weakness will not be considered remediated until our controls are operational for a period of time, tested and management concludes that these controls are operating effectively.” The Company believes that this disclosure, together with its disclosures related to the remediation steps it is taking, provide sufficient information about the Company’s plans for remediating the material weakness. However, the Company will update its disclosures to provide an estimated timeframe for remediating this weakness as soon as this estimate is possible. The Company also intends to update its disclosures on a timely basis to notify investors when the material weakness has been eliminated. The Company believes that the costs related to the remediation of this weakness are not material to necessitate specific disclosure.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 73

7.	We are unable to locate the disclosure called for by Item 201(d) of Regulation S-K in your Form 10-K or in the portions of your definitive proxy statement incorporated therein by reference. Please advise.

The Company will ensure that all of the required information is presented in Item 12 of its future Annual Reports on Form 10-K in the tabular format specified in Item 201(d).

Item 15. Exhibits and Financial Statement Schedules

Exhibits 31.1 and 31.2

8.	Your Section 302 certifications do not use the exact form and wording as set forth in Item 601(b)(31) of Regulation S-K. In particular, the word “report” has been replaced with the words “annual report” in paragraphs 2, 3 and 4 of each certification. Please confirm that in future filings, your certifications will use the exact form and wording set forth in the referenced Item, except as otherwise indicated in Commission statements or staff interpretations. This comment also applies to your quarterly reports on Form 10-Q for the periods ended March 31, 2008 and June 30, 2008.

In its Form 10-Q for the period ended September 30, 2008, the Company has conformed the wording of its Section 302 certifications to comply with Item 601(b)(31) of Regulation S-K. The Company also confirms that it will conform this wording in all of its future reports.

Securities and Exchange Commission

November 26, 2008

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Objectives of Compensation Programs

Benchmarking, page 16

9.

You disclose that in general, the compensation committee seeks to provide total cash compensation to your named executive officers that is within the 50th to 75th percentile of total cash compensation paid to executive officers at select peer companies. Please tell us supplementally where actual total cash compensation to your named executive officers for fiscal year 2007 fell within the targeted parameters and ensure that future filings disclose such information, if applicable.

The actual total cash compensation paid to the Company’s named executive officers in fiscal year 2007 fell at approximately the 50th percentile of the total cash compensation paid to executive officers at the select peer companies referenced in the Proxy Statement, with the exception of the Company’s Chief Executive Officer who is compensated below the 50th percentile due to his status as a significant shareholder of the Company. The Company will ensure that future filings disclose such information.

Elements of Compensation

Bonuses, page 17

10.	It appears from your disclosure that corporate performance targets, such as revenue, bookings and profitability, were material to Pegasystems’ executive compensation policies and decision-making processes for fiscal 2007, in particular its determination of cash bonuses for named executive officers. As you have not provided quantitative disclosure of the terms of these performance targets, we assume that the company concluded that quantitative disclosure of such targets would cause it competitive harm, based on supporting analysis and in reliance on Instruction 4 to Item 402(b) of Regulation S-K. In your response letter, please confirm that our assumption in this regard is accurate, or advise.

The Company believes that its Compensation Discussion and Analysis Section of the Proxy Statement (“CD&A”) described all of the material aspects of the Company’s executive compensation policies and decision-making processes for fiscal year 2007, including the annual cash bonus compensation for its named executive officers for such fiscal year.

First, the Company disclosed in detail how its annual cash bonus program for executive officers, the 2007 Corporate Incentive Compensation Plan (the “Incentive Plan”), was

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November 26, 2008

funded. The nature of the metrics that were used to determine the level of funding were disclosed (corporate financial goals related to revenue, bookings and profitability and qualitative strategic goals related to customer success, target market leadership and operational excellence), as well as the relative weighting of those elements. The minimum target level of performance required to obtain any level of funding was also disclosed, along with a description of the various funding levels for performance above the minimum target.

Second, the level of difficulty in obtaining funding of the Incentive Plan was disclosed, with full funding representing a very high level of achievement of the Company’s goals, and with the actual level of funding for each of the past three years disclosed. Lastly, the Company disclosed in detail the method by which each named executive officer’s actual cash bonus payment was determined after the overall level of funding for the Incentive Plan had been calculated. As described in the CD&A, 50% of each such bonus payment under the Incentive Plan for each named executive officer (other than the Company’s Chief Executive Officer) was determined by the Chief Executive Officer in his discretion, after consultation with the Compensation Committee, based on his evaluation of such officer’s performance against the Company’s operational plan for fiscal year 2007. Taken together, these were the key elements of the Incentive Plan, and the Company believes that the description of these elements included in the CD&A provided investors with all material information regarding the Company’s annual cash bonus compensation for its named executive officers for fiscal year 2007.

As a threshold matter, therefore, consistent with Question 118.04 of the Compliance and Disclosure Interpretations on Regulation S-K published by the staff of the Commission’s Division of Corporation Finance, the Company determined that the specific internal numerical performance targets related to revenue, bookings and profitability (the “targets”) were not material to investors’ understanding of the Company’s executive compensation policies or decisions with respect to its named executive officers for fiscal year 2007. The Company also believes that this determination was consistent with the Supreme Court’s holding that “[a]n omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote.” TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976). Applying these principals to the Company’s CD&A, the targets were not material because the Company does not believe that there is a substantial likelihood that a reasonable investor would consider a specific articulation of the targets important in understanding the Company’s executive compensation policies or decisions with respect to its named executive officers for fiscal year 2007.

Elements of Post-Termination Compensation, page 20

11.	You should disclose the specific circumstances that would trigger the payments that you quantify in this section. See Item 402(j)(1) of Regulation S-K. Specifically, you do not provide any disclosure regarding what constitutes a termination “without cause.” You should also describe any material conditions or obligations applicable to the receipt of these benefits. See Item 402(j)(4) of Regulation S-K.

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November 26, 2008

The Company did not provide disclosure in its CD&A on what constitutes a termination “without cause” because the employment offer letters in question, which have been previously filed by the Company as exhibits to its filings with the Commission, do not define what constitutes termination “without cause.” There are no other conditions to the payment of the amounts specified in the Proxy Statement other than, in the case of Messrs. Hughes and Dynes, their execution and delivery of a mutually acceptable form of release. The Company will disclose this additional condition in future filings.

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The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning these responses, need further supplementary information or if you would like to discuss any of the matters covered in this letter, please contact me at (617) 866-6136. Thank you.

Very truly yours,

/s/ Shawn Hoyt

Shawn Hoyt,

General Counsel and Secretary

cc:	Jennifer Fugario, SEC Staff Accountant

Mark Shannon, SEC Staff Accountant

Katherine Ray, SEC Staff Attorney

David Orlic, SEC Special Counsel

Robert V. Jahrling, Esq